Exhibit 99.2

BBV Vietnam S.E.A. Acquisition Corp. Announces Stockholders Meeting to Approve Extension Proposal

NEW YORK, January 28, 2010 /PRNewswire-FirstCall/ — BBV Vietnam S.E.A. Acquisition Corp. (OTCBulletinBoard: BBVUF) (OTCBulletinBoard: BBVVF) (OTCBulletinBoard: BBVWF) (the "Company") announced the approval by its board of directors of a resolution extending the time available for it to consummate a “business combination” from February 13, 2010 to February 13, 2011 and a recommendation that the stockholders of the Company vote to approve this extension. The Company’s board has set January 21, 2010 as the record date for the stockholders entitled to vote at its special meeting to be held on February 12, 2010 to approve this resolution. Proxy materials were mailed to stockholders and filed with the Securities and Exchange Commission on Thursday, January 28, 2010 in relation to the solicitation of the Company’s stockholders in connection with the special meeting.  The Company has engaged Advantage Proxy to act as proxy solicitor.

Forward Looking Statements

Any statements contained in this press release that do not describe historical facts constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statement contained herein is based on current expectations, but is subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting the Company, the ability of the Company to complete a business combination, and those other risks and uncertainties detailed in the Company's filings with the United States Securities and Exchange Commission.

About BBV Vietnam S.E.A. Acquisition Corp.

BBV Vietnam S.E.A. Acquisition Corp., was organized under the laws of the Republic of the Marshall Islands on August 8, 2007 as a blank check company to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangement with an operating business.

Additional Information

The proxy statement was mailed to stockholders of record on January 21, 2010. Stockholders will also be able to obtain a copy of the proxy statement, without charge, and the Company’s other filings with the SEC, at the SEC’s website www.sec.gov, by mailing a request to BBV Vietnam S.E.A. Acquisition Corporation, 61 Hue Lane, Hai Ba Trung District, Hanoi, Vietnam, Attention: Secretary, by contacting Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, toll free (877) 870-8565, or at the Company’s website www.bantrybay.net.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies for special meeting of stockholders to be held to approve the extension proposal. Information regarding the Company's directors and executive officers is available in its Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission. No person other than the Company has been authorized to give any information or to make any representations on behalf of the Company in connection with the extension, and if given or made, such other information or representations must not be relied upon as having been made or authorized by the Company.

Contact

BBV Vietnam S.E.A. Acquisition Corporation
61 Hue Lane, Hai Ba Trung District
Hanoi, Vietnam

Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
Toll free (877) 870-8565